ProSiebenSat.1 Media AG

02034974

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

RECD S.E.C.
JUN 13 2002
1086

ProSiebenSat.1 Media AG as legal successor to ProSieben Media AG
File No 82-4621

12.06.02

Dear Sirs,

Enclosed is a copy of the ad-hoc release „ProSiebenSat.1 Media AG to distribute 40 percent of net earnings" that was published in accordance with §15 of the German Securities Trading Act on 20 March, 2002. This information is being furnished pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Very truly yours,

Catherine v. Knoop.

Catherine v. Knoop
Investor Relations
ProSiebenSat.1 Media AG
Medienallee 7
D-85774 Unterfoehring
Germany
Tel.: +49-89-95 07-1511
Fax: +49-89-95 07-1503

PROCESSED
JUN 26 2002
THOMSON FINANCIAL

dw 6/19

ProSiebenSat.1 Media AG
Investor Relations
Postanschrift:
D-85773 Unterföhring
Hausanschrift:
Medienallee 7
D-85774 Unterföhring
Tel. +49 [89] 95 07-1510
Fax +49 [89] 95 07-15 03
www.ProSiebenSat1.de
info@ProSiebenSat1.de

Enclosures:
Ad-hoc release: „ProSiebenSat.1 Media AG to distribute 40 percent of net earnings"

Press Release

NOTICE PURSUANT TO § 15 GERMAN SECURITIES TRADING ACT (WPHG)

ProSiebenSat.1 Media AG to distribute 40 Percent of net earnings

Munich, 20 March 2002. The Executive Board and Supervisory Board of ProSiebenSat.1 Media AG will propose to the annual meeting of shareholders in July 2002 a dividend of EUR 0.16 per share of preferred stock, and EUR 0.14 per share of common stock, for the 2001 fiscal year. In all, some EUR 29 million is to be distributed in dividends to shareholders. This is equivalent to 40 percent of ProSiebenSat.1 Media AG's net earnings of EUR 74 million. EUR 20 million will be proposed to be allocated to revenue reserves. EUR 25 million will be carried forward to the new accounting period. A total of EUR 56 million, or 44 percent of net earnings, was distributed to shareholders last year.

Contact:
Insa Doescher
Head of Investor Relations
ProSiebenSat.1 Media AG
Medienallee 7
D-85774 Unterföhring
Phone: +49 [89] 95 07-15 10
Fax: +49 [89] 95 07-15 03

email:
Insa.Doescher
@ProSiebenSat1.com

Press release online:
www.ProSiebenSat1.com

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

RECD S.E.C.
JUN 13 2002
1086

ProSiebenSat.1 Media AG as legal successor to ProSieben Media AG
File No 82-4621

12.06.02

Dear Sirs,

Enclosed is a copy of the ad-hoc release „KirchMedia and ProSiebenSat.1 Media AG jointly announce termination of merger plan" that was published in accordance with §15 of the German Securities Trading Act on 20 March, 2002. This information is being furnished pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Very truly yours,

Catherine v. Knoop

Catherine v. Knoop
Investor Relations
ProSiebenSat.1 Media AG
Medienallee 7
D-85774 Unterfoehring
Germany
Tel.: +49-89-95 07-1511
Fax: +49-89-95 07-1503

Enclosures:
Ad-hoc release: „KirchMedia and ProSiebenSat.1 Media AG jointly announce termination of merger plan"

ProSiebenSat.1 Media AG
Investor Relations

Postanschrift:
D-85773 Unterföhring
Hausanschrift:
Medienallee 7
D-85774 Unterföhring
Tel. +49 (89) 95 07-1510
Fax +49 (89) 95 07-1503

www.ProSiebenSat1.de
info@ProSiebenSat1.de

Pressemitteilung

NOTICE PURSUANT TO § 15 GERMAN SECURITIES TRADING ACT (WPHG)

KirchMedia and ProSiebenSat.1 Media AG Jointly Announce Termination of Merger Plan

Munich, 20 March 2002. KirchMedia and ProSiebenSat.1 Media AG jointly announced today their decision to terminate discussions on the merger proposed in September 2001. The Management Board of KirchMedia and the Executive Board of ProSiebenSat.1 Media AG agree that in light of the economic climate and the current situation of KirchGruppe the merger is not feasible in the foreseeable future. The two companies will continue to work together, as they have always successfully been doing, to maximise value in the interest of both, taking also advantage, where possible, of cost reduction potential already identified during the merger preparation.

Contact:
Insa Doescher
Head of Investor Relations
ProSiebenSat.1 Media AG
Medienallee 7
D-85774 Unterföhring
Tel. +49 [89] 95 07-15 10
Fax +49 [89] 95 07-15 03

email:
Insa.Doescher
@ProSiebenSat1.com

Press release online:
www.ProSiebenSat1.com